Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

J O Hambro Capital Management Group Limited,
J O Hambro Capital Management Limited and Christopher Mills (1)
(Last)       (First)       (Middle)

Ryder Court, 14 Ryder Street
(street)

London SW1Y 6QB England
(City)       (State)       (Zip)
2. Date of Event Requiring Statement (Month/Day/Year) 4/9/2003	4. Issuer Name and Ticker or Trading Symbol Mercury Air Group, Inc. (MAX)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $0.01 par value	687,200	I	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This Form 4 is filed jointly by J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited and Christopher Mills (the "Reporting Persons"). The Reporting Persons may be deemed to indirectly own in excess of 10% of the outstanding Common Stock of the Issuer.
(2) The securities listed in the table are owned by American Opportunity Trust plc, The Trident North Atlantic Fund and certain private clients of J O Hambro Capital Management Limited. The inclusion in this report of securities listed in the table shall not be deemed an admission that any of the Reporting Persons is for the purpose of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of such securities, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Christopher Mills **Signature of Reporting Person	April 9, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
/s/ R. G. Barrett as Director of J O Hambro Capital Management Group Limited and J O Hambro Capital Management Limited	April 9, 2003 Date